

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Neill P. Reynolds
Chief Financial Officer
CREE, INC.
4600 Silicon Drive
Durham, NC 27703

>   **Re: CREE, INC.**
>   **Form 10-K for the Fiscal Year Ended June 28, 2020**
>   **Filed August 19, 2020**
>   **File No. 000-21154**

Dear Mr. Reynolds:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing